Michael E. Tenta
T: +1 650 843 5636	VIA EDGAR
mtenta@cooley.com

March 9, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:                             SteadyMed Ltd.

Registration Statement on Form S-1

Filed February 6, 2015

File No. 333-201949

Dear Mr. Riedler:

On behalf of our client, SteadyMed Ltd., a company incorporated under the laws of Israel (the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 11, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed on February 6, 2015.

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comment and Company Response

Principal Shareholders, page 128.

For each of the entities affiliated with Federated Investors Inc., please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to such shares.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 131 of the Registration Statement.

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3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 9, 2015

Page Two

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Jonathan M.N. Rigby, SteadyMed Ltd.
James C. Kitch, Cooley LLP
Rose L. Standifer, Cooley LLP
Cheryl V. Reicin, Torys LLP
Mile T. Kurta, Torys LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM